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                              November 17, 2022

       J. Gerald Combs
       Chief Executive Officer
       Canna-Global Acquisition Corp
       4640 Admiralty Way , Suite 500
       Marina Del Rey, California 90292

       Sharwin Sinnan
       Chief Financial Officer
       Canna-Global Acquisition Corp
       4640 Admiralty Way , Suite 500
       Marina Del Rey, California 90292

                                                        Re: Canna-Global
Acquisition Corp
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed April 13,
2022
                                                            File No. 001-41102

       Dear J. Gerald Combs:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately
 J. Gerald Combs
Canna-Global Acquisition Corp
November 17, 2022
Page 2
      prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameJ. Gerald Combs
                                                           Division of
Corporation Finance
Comapany NameCanna-Global Acquisition Corp
                                                           Office of Real
Estate & Construction
November 17, 2022 Page 2
cc:       Debbie Klis
FirstName LastName